UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09718

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN
(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

B. Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The PNC Financial Services Group, Inc.
Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 2005 and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 23, 2006

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31, 2005	December 31, 2004
Assets:		
Investments at fair value:		
Common Stock	$ 627,549	$ 576,486
Investments in Mutual Funds	523,228	431,750
Investments in ISP Profile Funds/Collective Funds	204,473	183,598
Participant Loans	29,798	29,354
Total Investments	1,385,048	1,221,188
Total Assets and Net Assets Available For Benefits	$ 1,385,048	$ 1,221,188

See Accompanying Notes to Financial Statements.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	Year Ended December 31, 2005	2004
Investment income:		
Interest and dividends	$ 27,906	$ 25,750
Net appreciation in fair value of investments	90,953	85,887
Total investment income	118,859	111,637
Contributions:		
Employer	44,826	45,536
Employee	64,853	64,596
Rollover	5,092	3,943
Total contributions	114,771	114,075
Deductions:		
Payments to participants or beneficiaries	(100,812)	(69,689)
Administrative expenses	(625)	(697)
Total deductions	(101,437)	(70,386)
Other:		
Net transfers to (from) plan	31,667	(119,170)
Net transfers	31,667	(119,170)
Net increase	163,860	36,156
Net Assets Available For Benefits—Beginning of year	1,221,188	1,185,032
Net Assets Available For Benefits—End of year	$ 1,385,048	$ 1,221,188

See Accompanying Notes to Financial Statements.

1. DESCRIPTION OF THE PLAN

The following description of The PNC Financial Services Group, Inc. Incentive Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document or to the Plan prospectus for a more complete description of the Plan's provisions.

The PNC Financial Services Group, Inc. ("PNC") is the sponsor of the Plan. The Plan is a defined contribution plan covering substantially all eligible employees of PNC and certain subsidiaries, other than those Hilliard Lyons and PFPC employees covered by separate plans. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by an Administrative Committee (the "Administrative Committee") appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code ("Code") limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation on a pre-tax basis under Section 401(k) of the Code. PNC matches 100% of employee contributions up to 6% of eligible compensation, subject to Code limitations. The terms of the Plan require employer matching contributions to be invested in either PNC common stock or, for BlackRock Inc. ("BlackRock") employees, in BlackRock Class A common stock, as the case may be, except for participants who have exercised their diversification election rights to have their employer matching portions invested in other investments available under the Plan. Participants are immediately fully vested in their balances, including the employer matching contributions.

Effective November 22, 2005, the Plan was amended to provide all participants the ability to diversify the employer matching contribution portion of their Plan account invested in shares of PNC common stock into other investments available within the Plan. Prior to this amendment, only participants age 50 or older were permitted to exercise this diversification option. Participants who are age 50 or older can choose to have their future employer matching contributions made in cash and invested in other investment funds available under the Plan, rather than having their employer matching contributions automatically invested in PNC common stock. The Plan also allows participants age 50 or older to contribute up to an additional $4,000 ($5,000 for 2006) of their eligible compensation on a pre-tax basis in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 to Section 401(k) of the Code. These additional elective contributions are not eligible for matching contributions.

All shares of PNC and BlackRock common stock held by the Plan are designated as held by the Employee Stock Ownership Plan ("ESOP"). The Plan allows participants to make an annual election either to receive any cash dividends paid on their shares of PNC or BlackRock common stock held in the Plan as a direct cash payment or to have any such cash dividends reinvested in PNC or BlackRock common stock within the Plan, as the case may be.

The Plan's loan feature allows participants to borrow against their Plan account balances in accordance with the loan policies established by the Administrative Committee. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates— The preparation of financial statements in conformity with accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation— The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Participation units in the ISP Profile Funds, collective funds, and mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan utilizes various investment instruments including investments in mutual funds, common stock, ISP Profile Funds and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits— Benefits are recorded when paid.

Administrative Expenses— Expenses are either paid by the plan or by PNC, as provided by the Plan document.

3. RELATED PARTY TRANSACTIONS

PNC Bank, National Association is the Plan's trustee and also provides recordkeeping and other administrative services. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various ISP Profile Funds, in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund, a collective fund, both of which are investments in related parties. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including BlackRock, Inc. and PFPC Worldwide, Inc. and their affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency service, to the mutual funds. The Plan held an investment in PNC common stock with a fair value of $585.3 million and $552.3 million at December 31, 2005 and 2004, respectively. Additionally, the Plan held an investment in common stock of BlackRock, Inc. having respective fair values of $42.2 million and $24.2 million at December 31, 2005 and 2004. The Plan has not considered PNC or BlackRock contributions to the Plan or benefits paid by the Plan to participants as party-in-interest transactions.

4. INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2005 and 2004:

(Amounts in thousands)

	2005		2004	
American Beacon Funds Small Cap Value Fund (1)	$ 46,640		$ 41,511	
American Funds EuroPacific Growth Fund / R5	35,068		16,539	
BlackRock Funds Core Bond Total Return Fund BR (2)	72,441	*	71,069	*
BlackRock Funds High Yield Bond Fund BR (2)	8,464		6,893	
BlackRock Funds Mid-Cap Growth Equity Fund	18,803		12,922	
BlackRock Funds Small Cap Growth Equity Fund	25,119		23,785	
BlackRock Inc. Common Stock Fund	42,193		24,167	
BlackRock Liquidity Funds Temp Fund	73,714	*	72,284	*
CRM Mid Cap Value Fund	28,782		20,074	
Dodge & Cox Stock Fund	91,210	*	66,288	*
Harbor Funds Capital Appreciation Fund	31,256		19,038	
ISP Aggressive Profile Fund	133,724	*	129,076	*
ISP Conservative Profile Fund	9,102		8,679	
ISP Moderate Profile Fund	24,333		19,544	
Participant Loans	29,798		29,354	
PNC Financial Services Group, Inc. Common Stock Fund	585,356	*	552,319	*
PNC Investment Contract Fund	37,314		26,299	
Vanguard Institutional Index Fund	91,731	*	81,347	*
	$ 1,385,048		$ 1,221,188	

* These investments exceed 5% of net assets available for benefits at December 31, 2005 and 2004.

(1) Prior to March 1, 2005, this fund was known as the American AAdvantage Funds Small Cap Value Fund.

(2) Effective December 17, 2004, the institutional class shares of these investment funds held in the Plan were converted to BlackRock class shares.

The following table presents the components of net appreciation by investment fund for the years ended December 31, 2005 and 2004:

(Amounts in thousands)

	2005	2004
American Beacon Funds Small Cap Value Fund (1)	$ 537	$ 4,342
American Funds EuroPacific Growth Fund / R5	4,241	2,163
BlackRock Funds Core Bond Total Return Fund BR (3)	1,171	3,186
BlackRock Funds High Yield Bond Fund BR (3)	134	579
BlackRock Funds International Equity Fund (2)	-	346
BlackRock Funds Mid-Cap Growth Equity Fund	1,462	1,815
BlackRock Funds Small Cap Growth Equity Fund	1,531	2,435
BlackRock Inc. Common Stock Fund	11,555	6,820
BlackRock Liquidity Funds Temp Fund	2,143	899
CRM Mid Cap Value Fund	1,172	2,823
Dodge & Cox Stock Fund	5,243	8,487
Fidelity Low-Priced Stock Fund (2)	-	1,605
Harbor Funds Capital Appreciation Fund	3,450	1,669
ISP Aggressive Profile Fund	10,532	15,882
ISP Conservative Profile Fund	373	589
ISP Moderate Profile Fund	1,447	1,893
PNC Financial Services Group, Inc. Common Stock Fund	40,453	20,686
PNC Investment Contract Fund	1,248	831
Vanguard Institutional Index Fund	4,261	8,837
	$ 90,953	$ 85,887

(1) Prior to March 1, 2005, this fund was known as the American AAdvantage Funds Small Cap Value Fund.

(2) These investment options were replaced during 2004.

(3) Effective December 17, 2004, the institutional class shares of these investment funds held in the Plan were converted to BlackRock class shares.

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments at December 31, 2005 and 2004 is set forth below.

(Amounts in thousands)

	PNC Stock Fund	BlackRock Stock Fund	Total
At December 31, 2005:			
Investments at fair value and net assets available for benefits	$ -	$ 42,193	$ 42,193
At December 31, 2004:			
Investments at fair value and net assets available for benefits	$ 405,424	$ 24,167	$ 429,591

	PNC Stock Fund	BlackRock Stock Fund	Total
Net assets available for benefits at January 1, 2005	$ 405,424	$ 24,167	$ 429,591
Additions:			
Interest and dividends	14,359	442	14,801
Employer contributions	31,127	7,325	38,452
Deductions:			
Payments to participants or beneficiaries	(23,635)	(1,216)	(24,851)
Administrative expense	(180)	(17)	(197)
Net transfers	(9,762)	(63)	(9,825)
Net change in fair value of investments	49,844	11,555	61,399
Net transfer to participant directed investments	(467,177)	-	(467,177)
Net assets available for benefits at December 31, 2005	$ -	$ 42,193	$ 42,193
Net assets available for benefits at January 1, 2004	$ 405,736	$ 12,945	$ 418,681
Additions:			
Interest and dividends	14,413	295	14,708
Employer contributions	37,426	5,038	42,464
Deductions:			
Payments to participants or beneficiaries	(19,374)	(889)	(20,263)
Administrative expense	(255)	(7)	(262)
Net transfers	(47,425)	(35)	(47,460)
Net change in fair value of investments	14,903	6,820	21,723
Net assets available for benefits at December 31, 2004	$ 405,424	$ 24,167	$ 429,591

Effective November 22, 2005, the Plan was amended to provide all participants with the option of investing employer matching contributions made in the form of PNC common stock in any of the investment options offered by the Plan. Therefore, as of November 22, 2005, the Plan's only nonparticipant-directed investment was the investment in the BlackRock Stock Fund.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 22, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, PNC and Plan Management believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Code and the Plan, and related trust, continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. OTHER MATTERS

In August 2002, the United States Department of Labor began a formal investigation of the Administrative Committee in connection with the Administrative Committee's conduct relating to the PNC common stock held by the Plan and PNC's restatement of financial results for 2001. Both the Administrative Committee and PNC are cooperating fully with the investigation. The impact of the final disposition of this investigation cannot be assessed at this time.

In June 2003, the Administrative Committee retained Independent Fiduciary Services, Inc. ("IFS") to serve as an independent fiduciary charged with the exclusive authority and responsibility to act on behalf of the Plan in connection with pending securities litigation against PNC and to evaluate any legal rights the Plan might have against any parties relating to PNC's restatement of financial results for 2001. This authority includes representing the Plan's interests in connection with a $90 million restitution fund established by PNC. The Department of Labor has communicated with the Internal Revenue Service in connection with the engagement.

In December 2004, PNC entered into a tentative settlement of consolidated putative class action lawsuits arising out of three 2001 transactions (the "PAGIC transactions") that led to PNC's restatement of its financial results for 2001. In connection with that settlement, the claims of IFS on behalf of the Plan and its participants will be resolved and the class covered by the settlement is being expanded to include participants in and beneficiaries of the Plan. The Department of Labor is not, however, a party to this settlement and thus the settlement does not necessarily resolve its investigation.

7. PLAN TRANSFERS

Effective May 13, 2005, PNC completed its acquisition of Riggs National Corporation, and PNC Bank National Association acquired substantially all of the assets of Riggs Bank National Association, the principal banking subsidiary of Riggs National Corporation. Approximately $34 million of assets from the Riggs Bank 401(k) Plan were merged into the Plan effective June 13, 2005.

Effective June 30, 2004, PFPC, Inc. and its participating subsidiaries (collectively, PFPC) ceased to be a participating employer in the Plan. On July 1, 2004, eligible employees of PFPC were able to participate in a new plan, The PFPC Inc. Retirement Savings Plan, which is sponsored by PNC. Assets transferred to the PFPC Plan on July 1, 2004 amounted to $135.3 million.

8. SUBSEQUENT EVENTS

Effective January 20, 2006 the Plan was amended to provide BlackRock participants the ability to diversify the employer matching contribution portion of their Plan account invested in shares of BlackRock Class A common stock into other investments available within the Plan. Prior to this amendment, only BlackRock participants age 50 or older were permitted to exercise this diversification option.

Effective March 1, 2006, approximately $8 million of assets from the Harris Williams & Co. 401(k) Retirement Plan were merged into the Plan. Harris Williams & Co. was acquired by PNC on October 11, 2005 and did not become a participating employer under the Plan until January 1, 2006.

* * * * * *

SUPPLEMENTAL SCHEDULES

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2005
(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	Corporate Common Stock:			
*	The PNC Financial Services Group, Inc. Common Stock Fund	9,467,150 shares	$ 358,353	$ 585,3
*	BlackRock, Inc. Common Stock Fund	388,949 shares	21,730	42,1
	Shares of an Investment Company:			
	American Beacon Funds Small Cap Value Fund	2,286,286 shares	43,076	46,6
	American Funds EuroPacific Growth Fund / R5	853,444 shares	30,095	35,0
*	BlackRock Funds Core Bond Total Return Fund BR	7,601,403 shares	74,198	72,4
*	BlackRock Funds High Yield Bond Fund BR	1,076,837 shares	8,897	8,4
*	BlackRock Funds Mid-Cap Growth Equity Fund	1,758,937 shares	17,536	18,8
*	BlackRock Funds Small Cap Growth Equity Fund	1,432,916 shares	24,168	25,1
*	BlackRock Liquidity Funds Temp Fund	73,713,982 shares	73,714	73,7
	CRM Mid Cap Value Fund	1,064,816 shares	24,553	28,7
	Dodge & Cox Stock Fund	664,703 shares	74,724	91,2
	Harbor Funds Capital Appreciation Fund	957,006 shares	24,994	31,2
	Vanguard Institutional Index Fund	804,585 shares	73,926	91,7
	Other Investments:			
*	The PNC Financial Services Group, Inc. Preferred Series C Stock Fund	20 shares	1	
*	Loan Fund -Various participants	Participant loans with range of interest rates of 4.0% - 10.5% and maturities ranging from 3 to 180 months.	29,794	29,
	Collective Funds:			
*	ISP Aggressive Profile Fund	7,730,561 shares	89,934	133,
*	ISP Conservative Profile Fund	681,990 shares	7,833	9,
*	ISP Moderate Profile Fund	1,614,298 shares	19,741	24,
*	PNC Investment Contract Fund	13,396,837 shares	35,040	37,
	Total		$ 1,032,307	$ 1,385,

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Corporate Common Stock:					
The PNC Financial Services Group, Inc.					
1,422,554 shares	$ 77,929		$ 77,929	$ 77,929	
1,571,945 shares		$ 86,281	$ 90,235	$ 86,281	$ (3,954)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PNC FINANCIAL SERVICES GROUP, INC INCENTIVE SAVINGS PLAN
(Name of Plan)

Date: June 27, 2006

By: /s/ James S. Gehlke
James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	***Description***
23.1	*Consent of Deloitte & Touche LLP filed herewith.*

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-25140, 333-03901 and 333-65042 of The PNC Financial Services Group, Inc. on Form S-8 of our report dated June 23, 2006 appearing in the Annual Report on Form 11-K of The PNC Financial Services Group, Inc. Incentive Savings Plan for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 27, 2006